SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR
Av. Presidente Vargas, 409 –11º
22210-030 Rio de Janeiro - RJ
Tel.: (21) 2514-6101
Fax: (21) 2514-5949

MINUTE OF THE SIX HUNDRED SIXTH MEETING OF THE BOARD OF DIRECTORS OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRÁS

Certify for the relevant purposes, that the Board of Directors of Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, met in the Office of the Company, in Avenida Presidente Vargas, No 409 - 13 andar, Rio de Janeiro - RJ, on August 7 of 2009, starting at 9 am. Assumed the presidency of the work the President MARCIO PEREIRA ZIMMERMANN, and present the members of the Board JOSÉ ANTONIO MUNIZ LOPES, LUIZ SOARES DULC, WAGNER BITTENCOURT DE OLIVEIRA, MIRIAM APARECIDA BELCHIOR, JOSÉ ANTONIO CORRÊA COIMBRA, LINDEMBERG DE LIMA BEZERRA and ARLINDO MAGNO DE OLIVEIRA. Absent by a good reason the member Miriam Aparecida Belchior. The President said that due to the resignation of the member CARLOS ALBERTO LEITE BARBOSA and considering that: (i) the Article 28 of the Company's Bylaws provides that "in case of vacancy of a member of the Board, the replacement shall be appointed by the remaining members, until the first General Assembly as Article 150 of Law 6404 of 1976 "and (ii) that this vacancy should be appointed by the Ministry of Mines and Energy, under Item I of Article 17 and was appointed Ms. VIRGINIA PARENTE DE BARROS to the position, with prior approval of the Presidency, as stated in Article 1, Paragraph 4 of Decree 757, was proposed to the members of the Board and voted for the election of Ms. VIRGINIA PARENTE DE BARROS. DECISION: elected unanimously to the post of Member of the Board of Directors of ELETROBRÁS, Ms. VIRGINIA PARENTE DE BARROS, Brazilian, divorced, Doctor’s degree in Energy for USP with a focus on regulation, Doctor’s degree in Finance and Economics from Fundação Getúlio Vargas of São Paulo, Master in Business Administration from Universidade Federal da Bahia and hold Degree in Economics from the Universidade de Brasilia, resident and domiciled at Rua D. Adelina Ashcar, n º 302, Jardim Leonor, Morumbi, São Paulo - SP, bearer of identity card # 37086874-4, issued by SSP / SP and CPF # 289.703.221 -91 which, after commitment to provide the well and faithfully perform their duties, was sworn in office in accordance with Article 20 of the Company by-law and Article 149 of Law # 6404 of 15.12.76, to meet the mandate up to the Annual General Meeting of year 2010. The President ordered a pause in the work for the drafting of this decision, Section restarting itself after the signing of this Act, Part 1, and now with the presence of the new member.

Rio de Janeiro, August 7, 2009.

AFRÂNIO DE ALENCAR MATOS Fº
Secretary General of Eletrobrás

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.